

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 16, 2026

Avi S. Katz
Chief Executive Officer and Chairman
GigCapital9 Corp.
1731 Embarcadero Rd., Suite 200
Palo Alto, CA 94303

> **Re: GigCapital9 Corp.**
> **Registration Statement on Form S-1**
> **Filed December 1, 2025**
> **File No. 333-291869**

Dear Avi S. Katz:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Benjamin Holt at 202-551-6614 with any questions.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction

cc: Elena Nrtina, Esq.